Exhibit 12

MASCO CORPORATION

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	(Dollars in Millions)
	Year Ended December 31,
	2006	2005	2004	2003	2002

Earnings Before Income Taxes,
Preferred Stock Dividends
and Fixed Charges:
Income from continuing operations before income taxes, minority interest and cumulative effect of accounting change, net	$900	$1,402	$1,534	$1,243	$927
Deduct equity in undistributed (earnings) of fifty-percent-or- less-owned companies	(1)	(1)	(1)	–	(10)
Add interest on indebtedness, net	241	246	214	252	226
Add amortization of debt expense	4	6	6	13	13
Add estimated interest factor for rentals	53	40	34	31	24

Earnings before income taxes, minority interest, cumulative effect of accounting change, net, fixed charges and preferred stock dividends	$1,197	$1,693	$1,787	$1,539	$1,180

Fixed Charges:
Interest on indebtedness	$241	$244	$214	$253	$225
Amortization of debt expense	4	6	6	13	13
Estimated interest factor for rentals	53	40	34	31	24

Total fixed charges	$298	$290	$254	$297	$262

Preferred stock dividends (a)	$–	$–	$8	$16	$14

Combined fixed charges and preferred stock dividends	$298	$290	$262	$313	$276

Ratio of earnings to fixed charges	4.0	5.8	7.0	5.2	4.5

Ratio of earnings to combined fixed charges and preferred stock dividends	4.0	5.8	6.8	4.9	4.3

Ratio of earnings to combined fixed charges and preferred stock dividends excluding certain items (b)	5.5	6.2	7.2	4.9	4.8

(a)	Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.

(b)	Excludes the 2006 non-cash, pre-tax impairment charges for goodwill and financial investments of $331 million and $101 million, respectively, and the pre-tax income related to the Behr litigation settlement of $1 million; the 2005 pre-tax income related to the Behr litigation settlement of $6 million, the non-cash, pre-tax impairment charges for goodwill and financial investments of $69 million and $45 million, respectively the 2004 pre-tax income related to the Behr litigation settlement of $30 million, the non-cash, pre-tax impairment charges for goodwill of $112 million, and the pre-tax impairment charge related to a marketable security of $21 million; the 2003 pre-tax income related to the Behr litigation settlement of $72 million and the non-cash, pre-tax goodwill impairment charges of $53 million; the 2002 pre-tax net charge of $147 million related to the Behr litigation settlement.